Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following is a description of the common stock of Nicholas Financial, Inc. (the “Company”) and does not purport to be complete. For a complete description of the terms and provisions of the Common Stock, refer to the Company’s Restated Certificate of Incorporation (the “Certificate of Incorporation”) its and Bylaws (the “Bylaws”), each of which is an exhibit incorporated by reference into the Annual Report on Form 10-K of which this exhibit is a part. This summary is qualified in its entirety by reference to these documents.

Authorized and Outstanding Stock

The Company’s authorized capital stock consists of 50,000,000 shares of common stock, $0.01 par value per share (the “Common Stock”), and 5,000,000 shares of preferred stock, $0.01 par value per share (the “Preferred Stock”). As of June 27, 2024, there were approximately 7,305,942 shares of Common Stock and no shares of Preferred Stock outstanding.

Common Stock

Holders of Common Stock are entitled to one vote for each share held of record on all matters on which stockholders are permitted to vote. Holders of Common Stock are not entitled to vote on any matters unless expressly permitted under Delaware law. The Certificate of Incorporation provides that, except as otherwise provided by law, the affirmative vote of a majority in voting power of the shares of Common Stock, present in person or represented by proxy at a meeting at which a quorum is present shall be the act of the stockholders. Delaware law requires the affirmative vote of a majority in voting power of the outstanding shares to authorize certain extraordinary actions, such as mergers, consolidations, dissolutions or an amendment to the Certification of Incorporation. There is no cumulative voting for the election of directors. Upon a liquidation, the Company’s creditors and any holders of Preferred Stock with preferential liquidation rights will be paid before a distribution to holders of its Common Stock. The holders of the Common Stock would be entitled to receive a pro rata amount per share of any excess distribution. Holders of Common Stock have no preemptive or subscription rights. There are no conversion rights, redemption rights, sinking fund provisions or fixed dividend rights with respect to the Common Stock. All outstanding shares of the Common Stock are fully paid and nonassessable.

Preferred Stock

The Certificate of Incorporation empowers the board of directors of the Company (the “Board”) to issue up to 5,000,000 shares of Preferred Stock from time to time, in one or more series. The Board also may fix the designation, powers, preferences and rights and the qualifications, limitations and restrictions of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any series or the designation of the series. Terms selected could decrease the amount of earnings and assets available for distribution to holders of Common Stock. The rights of holders of the Common Stock will be subject to the rights of the holders of any shares of Preferred Stock that may be issued in the future. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock. Although there are no shares of Preferred Stock currently outstanding and the Company has no present intention to issue any shares of Preferred Stock, any issuance could have the effect of making it more difficult for a third party to acquire a majority of the Company’s outstanding voting stock.

Potential Anti-takeover Effect of Delaware Law, Our Certificate of Incorporation and Bylaws

The Company will be subject to the “business combinations” provisions of the General Corporation Law of the State of Delaware. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any “interested stockholder” for a period of three years after the time of the transaction on which the person became an “interested stockholder,” unless:

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the corporation’s board of directors approved the transaction before the “interested stockholder” obtained such status;

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upon consummation of the transaction that resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and are also officers and (ii) employee stock plans in which the participants do not have the right to determine confidentially whether shares held subject to the plans will be tendered in the tender or exchange offer; or

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on or subsequent to such time, the business combination or merger is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by two-thirds of the holders of the outstanding common stock not owned by the “interested stockholder”.

A “business combination” is defined to include certain mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of a corporation’s voting stock or within three years owned 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts.

Listing

The Common Stock is listed on the NASDAQ Global Select Market under the trading symbol “NICK”.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Computershare Trust Company, N.A., Transfer Agent and Registrar, 150 Royal Street, Canton, Massachusetts 02021.